UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Results of Meihua International Medical Technologies Co., Ltd.’s

2024 Annual General Meeting of Shareholders

The 2024 annual general meeting of shareholders of Meihua International Medical Technologies Co., Ltd. (the “Company”) was held on December 10, 2024 at 7:30 a.m. EST, at which time the shareholders of the Company ratified the below action by ordinary resolution. A total of 17,484,352 shares were voted at the meeting, whether in person or by proxy, representing 54.80% of the 31,904,468 shares outstanding as of November 1, 2024, the record date. The voting results were as follows:

1.	As an ordinary resolution, to ratify the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

Resolution	For	Against	Abstain
Ratification of the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024	17,075,863	407,636	853
Percentage of Voted Shares:	53.52%	1.27%	-

Accordingly, the ratification of the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 was approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: December 11, 2024	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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